FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

June 30, 2010

Item 3.	News Release:

A news release announcing the material change was issued on July 1, 2010 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The renewal of the Shareholder Rights Plan Agreement (the “Agreement”) was approved by shareholders at the Company’s Annual and Special Meeting.

Item 5.	Full Description of Material Change:

At the Annual and Special Meeting that was held on June 30, 2010, shareholders approved the renewal of the Agreement. The Agreement was extended for five years, and updated to better reflect current industry standards and changes in legislation.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

July 2, 2010